Mail Stop 3561

December 18, 2007

Mr. Richard C. Kelly
Chief Executive Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

>   **Re: Xcel Energy Inc., File No. 1-03034**
>   **Southwestern Public Service Co., File No. 1-03789**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 23, 2007**
>   **Northern States Power Co. (Minnesota), File No. 1-31387**
>   **Northern States Power Co. (Wisconsin), File No. 1-03140**
>   **Public Service Company of Colorado, File No. 1-03280**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 27, 2007**

Dear Mr. Kelly:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant